GOLUB CAPITAL BDC, Inc.

666 FIFTH AVENUE, 18TH FLOOR
NEW YORK, NEW YORK 10103

January 23, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Asen Parachkevov

Re:	Golub Capital BDC, Inc.

Registration Statement on Form N-2 (File No. 333-215285)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golub Capital BDC, Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-215285) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 pm, Eastern Time, on Wednesday, January 25, 2017 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

Very truly yours,

Golub Capital BDC, Inc.

By:	/s/ Ross Teune
	Name:	Ross Teune
	Title:	Chief Financial Officer